Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-214361

ETFS Precious Metals Basket Trust

Supplement dated October 2, 2017

to the

Prospectus dated November 16, 2016

This Supplement dated October 2, 2017 amends and supplements the prospectus of ETFS Precious Metals Basket Trust dated November 16, 2016 (the “Prospectus”), as supplemented by the Supplement dated September 5, 2017 (“Supplement No. 1”), and should be read in conjunction with, and must be delivered with, the Prospectus, as supplemented by Supplement No. 1.

On July 14, 2017, the LBMA announced that ICE Benchmark Administration (“IBA”) has been selected to be the third-party administrator for the “LBMA Silver Price.” IBA will provide the auction platform and methodology as well as the overall administration and governance for the LBMA Silver Price benchmark.

Effective from October 2, 2017, IBA will take over the administration of the LBMA Silver Price and operation of the underlying auction and will utilize similar procedures for the LBMA Silver Price to those it utilizes in connection with its administration of the LBMA Gold Price.

The IBA’s LBMA Silver Price auction specifications will be similar to those for the previous LBMA Silver Price auction administered by CME Group, Inc. and Thomson Reuters, except as set out below:

-	Maximum Emergency Imbalance Threshold: This will be set at 1,000,000 oz.
-	Imbalance Allocation: This will be shared by all direct participants.
-	Minimum No. of Participants: This is being introduced and set at 3.
-	Technology Platform: This is being changed from the CME Platform to WebICE.

-	Orders Expressed In: This is being changed from Lakhs to Troy oz.
-	Maximum Total Position Size: This is being changed from 50 Lakhs to being set individually by clearing limits between each clearing firm and its direct participants.
-	Maximum Single Order Size: This is being introduced at 1,000,000 oz.
-	Minimum Allowable Price Move: This is being changed from US Dollars (“USD”) 0.005 to USD 0.001.
-	LBMA Silver Prices expressed per: This is being changed from Troy oz. to Troy oz. and gram.
-	Number of Decimals of Published Prices: This remains at 3 decimal places for USD, but will be changed from 4 decimal places to 2 decimal places for all other currencies.
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Publication Currencies:  This is being changed from USD, Euros and British Pounds to Australian Dollars, British Pounds, Canadian Dollars, Euros, Onshore and Offshore Yuan, Indian Rupees, Japanese Yen, Malaysian Ringgit, Russian Rubles, Singapore Dollars, South African Rand, Swiss Francs, New Taiwan Dollars, Thai Baht, Turkish Lira and USD (although the price will still be set in USD).

ETF Securities USA, LLC, the Sponsor of the Trust, understands that the above changes are being made to further enhance and develop the LBMA Silver Price and that IBA will utilize similar procedures for the LBMA Silver Price to those it utilizes in connection with its administration of the LBMA PM Gold Price.

Additionally, the disclosure in the Prospectus is modified as set forth below.

Under “GLOSSARY OF DEFINED TERMS” on page iv of the Prospectus:

The definition for “IBA” is modified to add the words “and the LBMA Silver Price” at the end of the sentence.

The definition for “LBMA Silver Price” is amended and restated in its entirety to read as follows:

“LBMA Silver Price” (previously named the “London Silver Price”) — means the price for an ounce of silver set by LBMA-authorized participating bullion banks or market makers in the electronic, over-the-counter auction operated by IBA at approximately 12:00 noon London time, on each London business day and disseminated though  major market data vendors. See “Operation of the Silver Bullion Market–The London Bullion Market” for a description of the operation of the LBMA Silver Price.

Under “THE OFFERING – Net Asset Value” on page 4 of the Prospectus, the 4th sentence is amended and restated in its entirety to read as follows:

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Silver held by the Trust will be valued on the basis of the daily price of an ounce of silver as set by LBMA-authorized participating bullion banks or market makers in an electronic, over-the-counter auction conducted by IBA at approximately 12:00 noon London, England time on each London business day, and disseminated through major market data vendors (“LBMA Silver Price”).

Under “OPERATION OF THE BULLION MARKETS – The Silver Market – The London Silver Bullion Market” on pages 31 to 32 of the Prospectus, the 3rd through 9th paragraphs are deleted and replaced with the following:

On July 14, 2017, the LBMA announced that IBA had been selected to be the third-party administrator for the “LBMA Silver Price”. Effective from October 2, IBA will provide the auction platform and methodology as well as the overall administration and governance for the LBMA Silver Price benchmark. IBA will operate an “equilibrium auction”, which is an electronic, tradable and auditable, over-the-counter auction for LBMA-authorized participating silver bullion banks or market makers and sponsored clients of direct participants (“silver participants”) that establishes a reference silver price for that day’s trading, often referred to as the “LBMA Silver Price”. The LBMA Silver Price equilibrium auction operated by CME Group Inc. and Thomson Reuters prior to October 2, 2017 was selected by the LBMA as the silver valuation replacement for the London silver fix previously determined by the London Silver Market Fixing Ltd. that was discontinued on August 14, 2014. The LBMA Silver Price has become a widely used benchmark for daily silver prices and is quoted by various financial information sources as the London silver fix was previously.

The LBMA Silver Price is the result of an “equilibrium auction” because it establishes a price for a troy ounce of Silver Good Delivery Bars that will clear the maximum amount of bids and offers for silver entered by order-submitting silver participants each day. IBA will use ICE’s front-end system, WebICE, as the technology platform that will allow direct participants, as well as sponsored clients of direct participants, to manage their orders in the auction in real time via their own desktops. As the IBA electronic silver auction market develops, IBA expects to admit additional silver participants to the order submission process. The benchmark is published when the auction finishes, typically a few minutes after 12:00 noon (London time).

At the opening of each auction, IBA in the role of auction chairman (“Chairman”) will announce an opening price (in USD), that takes into account current market conditions and begin auction rounds, with an expected duration of at least every 30 seconds each. During each auction round, participants may enter the volume they wish to buy or sell at that price, and such orders will be part of the price formation. Aggregate bid and offer volume will be shown live on WebICE. At the end of each auction round, the total net volume will be calculated. If this “imbalance” is larger than the imbalance tolerance (currently set at 500,000 oz.) then a new price will be set by the Chairman (based on the current market conditions, and the direction and magnitude of the imbalance in the round) and begin a new auction round. If the imbalance is less than the tolerance, then the auction is complete with all volume tradeable at that price. The price will then be set in USD and also converted into other currencies, including Australian Dollars, British Pounds, Canadian Dollars, Euros, Onshore and Offshore Yuan, Indian Rupees, Japanese Yen, Malaysian Ringgit, Russian Rubles, Singapore Dollars, South African Rand, Swiss Francs, New

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Taiwan Dollars, Thai Baht and Turkish Lira. The auction will be run at 12:00 noon (London time).

During the auction, the price at the start of each round, and the volumes at the end of each round will be available through major market data vendors. As soon as the auction finishes, the final prices and volumes will be available through major market data vendors. IBA will also publish transparency reports, detailing the prices, volumes and times for each round of the auction. These transparency reports will be available through major market data vendors and IBA when the auction finishes. The process can also be observed real-time through a WebICE screen. The auction mechanism will provide a complete audit trail.

As of August 1, 2017, there were seven direct participants in the LBMA Silver Price administered by CME Group and Thomson Reuters. The number of direct participants upon IBA’s assumption of the role of LBMA Silver Price administrator is expected to equal or exceed the number of market participants currently participating in the auction process that determines the LBMA Silver Price.

Since April 1, 2015, the LBMA Silver Price has been regulated by the Financial Conduct Authority (“FCA”) in the United Kingdom (“UK”).  IBA is already authorized as a regulated benchmark administrator by the FCA. Under the UK benchmark regulation, the governance structure for a regulated benchmark must include an Oversight Committee, made up of market participants, industry bodies, direct participant representatives, infrastructure providers and the administrator (i.e., IBA). Through the Oversight Committee the LBMA will continue to have significant involvement in the oversight of the auction process, including, among other matters, changes to the methodology and accreditation of direct participants. The price discovery process for the LBMA Silver Price will be subject to surveillance by IBA. IBA has been formally assessed against the IOSCO Principles for Financial Benchmarks (the “IOSCO Principles”). In order to meet the IOSCO Principles, the price discovery used for the LBMA Silver Price benchmark will be auditable and transparent.

The LBMA Silver Price is viewed as a full and fair representation of all market interest at the conclusion of the auction. IBA’s auction process is similar to CME Group’s auction process, which in turn was similar to the non-electronic process previously used to establish the London silver fix where the London silver fix process adjusted the silver price up or down until all the buy and sell orders are matched, at which time the price was declared fixed. Nevertheless, the LBMA Silver Price has several advantages over the previous London silver fix. IBA’s auction process will be fully transparent in real-time to direct participants and sponsored clients and, at the close of each auction, to the general public. IBA’s auction process also will be fully auditable since an audit trail exists for every change made in the process. Moreover, the audit trail and active surveillance of the auction process by IBA, as well as the FCA’s oversight of IBA, should deter manipulative and abusive conduct in establishing each day’s LBMA Silver Price.

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Please retain this Supplement with your Prospectus, as supplemented by Supplement No. 1, for your reference.

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